

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2015

Via E-mail
Mr. James Sinclair
Chief Executive Officer
Tanzanian Royalty Exploration Corporation
44th Floor, Scotia Plaza
40 King Street West
Toronto, Ontario M5H3Y4

> **Re:** **Tanzanian Royalty Exploration Corporation**
> **Form 20-F for the Fiscal Year Ended August 31, 2014**
> **Filed November 3, 2014**
> **File No. 001-32500**

Dear Mr. Sinclair:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended August 31, 2014

General

1. We note your disclosure of mineral resources and the cut-off grade associated with each mineral resource. Please revise to disclose the mineral pricing and cost assumptions associated with each cut-off grade that establishes the reasonable prospects for economic extraction.

B. Business Overview page 17

2. We note your disclosure referencing development stage activities. As a company without a mineral reserve you must be in the exploration stage pursuant to the definitions in paragraph (a) (4) of Industry Guide 7. Please revise to remove references to development

stage activities and refer to these activities as exploration stage activities. You may wish to consider using terms such as extraction or processing with respect to current activities.

3.   We note your disclosure of a grand total of resources that includes indicated and inferred resources for your Itetemia Project on page 22 of your filing.   Our understanding of National Instrument 43-101 is that inferred resources should never be added to measured or indicated resources. Please revise accordingly.

D. Property, Plant and Equipment page 33

4.   We note your disclosure of exploration targets for your Buckreef Project. Our understanding of National Instrument 43-101 is that exploration targets should be accompanied by certain cautionary statements. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at 202-551-3610 if you have questions regarding the engineering comments. Please contact me at 202-551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director